Filed Pursuant to Rule 424(b)(3)
Registration No. 333-145500

PROSPECTUS

WESTSTAR FINANCIAL SERVICES CORPORATION

2007 INCENTIVE STOCK OPTION PLAN

THE DATE OF THIS PROSPECTUS IS SEPTEMBER 26, 2007

PROSPECTUS

General

The following information is being provided to individuals who have been granted options to purchase the $1.00 par value common stock of Weststar Financial Services Corporation (the “Corporation”) pursuant to the Weststar Financial Services Corporation 2007 Incentive Stock Option Plan (the “Plan”).  The Plan was approved by the shareholders of the Corporation at the 2007 Annual Meeting of Shareholders and has been approved and adopted by the Board of Directors of the Corporation.  The following information is provided to individuals who have been granted options pursuant to the Plan as required by the rules and regulations of the Securities and Exchange Commission (“SEC”) with regard to the registration of the shares under the Securities Act of 1933.

About the Plan

1.	Name of the Plan: Weststar Financial Services Corporation 2007 Incentive Stock Option Plan.

2.
The purpose of the Plan is to provide for the grant of Incentive Stock Options qualifying for the tax treatment afforded by Section 422 of the Internal Revenue Code of 1986, as amended, to eligible officers and employees of the Corporation and its direct and indirect subsidiaries who wish to invest in the Corporation’s common stock.  The Plan was approved by the shareholders of the Corporation on April 17, 2007 and has been adopted and approved by the Board of Directors of the Corporation.  The Plan will remain in effect until the earlier of ten (10) years or such time as all options are granted under the Plan.

3.	The Plan is not subject to the provisions of the Employment Retirement Income Security Act of 1974 (“ERISA”).

4.
Any information regarding the Plan and its administrators can be received by contacting Randall C. Hall, Corporate Secretary, Weststar Financial Services Corporation, 79 Woodfin Place, Asheville, North Carolina 28801, (828) 252-1735. The Plan is administered by the Compensation Committee of the Board of Directors of the Corporation and the Committee has the power and authority to interpret provisions of the Plan, implement its provisions and determine those persons to whom options may be granted. The members of the Committee are appointed by the Board and serve at the pleasure of the Board.  The Board may remove members from, add members to, or fill vacancies on the Committee.

5.
As of the date of this prospectus, a maximum of 75,000 Options, subject to adjustment as set forth in the Plan, are available for grant under the Plan to purchase the $1.00 par value common stock of the Corporation at prices equal to the fair market value of said stock on the date of grant. The Committee decides to whom Options shall be granted under the

Plan and the number of shares as to which Options shall be granted.  The value of shares underlying an Option that can be exercised in any given year may not exceed $100,000.00, based on the fair market value of the stock at the date of grant.

6.	All officers and employees of the Corporation, and of its direct and indirect subsidiaries, are eligible for the grant of options pursuant to the Plan.

7.
At the time of the exercise of any options, the number of shares being purchased shall be paid for either in cash or in issued and outstanding shares of the $1.00 par value common stock of the Corporation.  Options may be exercised for a period of ten (10) years from date of grant, subject to forfeiture, however, upon certain events. (See Paragraph 10 below).  The only form of contribution by an Optionee is the payment of the full purchase price of the number of options being exercised.  Shares to be issued upon the exercise of options shall be authorized but unissued shares of the Corporation.  No fees, commissions or other charges are applicable upon the exercise of options.

8.
Options are subject to a vesting schedule as provided in the Stock Option Agreement granting such option.  Shares purchased through the exercise of options may be resold in the open market or in privately negotiated transactions.

9.
Upon exercise, there is generally no tax effect upon the employee since the Plan qualifies for tax treatment afforded by Section 422 of the Internal Revenue Code.  A taxable event generally occurs upon the resale of the shares after exercise.  Under the current tax law, shares sold (i) within two (2) years from the date of the grant of the option; or (ii) within one (1) year of the exercise of the option, will generally be taxed at ordinary income rates.  Otherwise, capital gains tax treatment will apply.  Additionally, there may be tax liability under alternative minimum tax rules. The Plan is not qualified under Section 401(a) of the Internal Revenue Code.  OPTIONEES ARE URGED TO CONSULT WITH THEIR TAX ADVISOR PRIOR TO ANY EXERCISE.

10.
Upon an employee’s termination of employment for any reason other than termination of employment by the Corporation (or, if applicable, an affiliate of the Corporation) without cause, death, retirement or disability, all options granted under the Plan to the extent not previously exercised or expired, shall immediately terminate. In the event of termination of employment as a result of retirement, the Optionee shall have the right to exercise any option for a period of three (3) months after the date of retirement. In the event of termination of employment by reason of the Optionee’s disability, the option shall terminate after twelve (12) months from the date of disability.  Disability is defined under Section 22(e)(3) of the Internal Revenue Code.  In the event an Optionee should die while employed by the Corporation or within three (3) months after retirement, options may be exercised within twelve (12) months after death by the personal representative of the Optionee.  In no event may any option be exercised later than ten (10) years after the date of grant.

11.	Options granted under the Plan are not assignable or transferable except, in the case of the death of an Optionee, by will or the laws of descent and distribution. In the event of the death of an Optionee, the personal representative, executor or administrator of the Optionee’s estate, or the person or persons who acquired the rights to exercise the Option, may exercise the Option or a portion thereof to the extent not previously exercised by the Optionee prior to the expiration of the exercise period.

Additional Information

The Corporation shall provide to Optionees without charge, upon written or verbal request, the following documents which are also incorporated by reference into this Prospectus:

•	The Corporation’s latest Annual Report;
•	All other reports filed with the SEC since such Annual Report; and
•	All other reports filed with the SEC until this Plan is terminated.

The Plan does not call for any reports to be made to participating employees as to the amount and status of their accounts.  A copy of the Plan, and any amendments thereto or modification thereof, is maintained by the Corporate Secretary and will be shown to any proper person making inquiry.  Requests may be made to Randall C. Hall, Corporate Secretary, Weststar Financial Services Corporation, 79 Woodfin Place, Asheville, North Carolina 28801, (828) 252-1735.